TUTOGEN MEDICAL, INC.
13709 Progress Boulevard
Alachua, Florida 32615
March 2, 2007
Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
United States
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, DC 20549

RE:	Tutogen Medical, Inc.
Registration Statement on Form S-1
Filed December 29, 2006
File No. 333-139738
Form 10-K for the Fiscal Year Ended
September 30, 2006
Filed December 29, 2006
File No. 1-16069
Dear Ms. Jenkins:
I am filing herewith our response to the staff’s letter of comment dated February 26, 2007. The following numbered responses correspond to the numbered comments contained in the comment letter. Please be advised as follows:
Registration Statement on Form S-1
Financial Statements, page F-2
Note 9 — Revolving Credit Arrangements and Short-Term Borrowings, page F-14
Please refer to prior comment 7. We have carefully reviewed your response regarding classification of the value of the warrants issued June 30, 2006 as equity. We note that your warrant agreement is silent as to whether Tutogen may be obligated to settle the warrants in the event a registration statement covering the underlying common shares is not declared effective, it does not clearly and explicitly rule out cash settlement options in other circumstances, and it is unclear whether there are any situations where the holders can obtain net cash settlement. Also, the warrant agreement does not explicitly state the warrant may expire unexercised and unredeemed. Please explain to us how you have considered these two factors in evaluating the classification of the warrants under the guidance in paragraph 17 of EITF 00-19.

Company Response: Section 2 of the Common Stock Warrant Agreement (“Warrant Agreement”) expressly allows the Warrants to be exercised only as follows:
1. Physical Settlement — “Exercise of the purchase rights represented by the Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company of (i) a duly executed facsimile copy of the Notice of Exercise Form annexed hereto (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder at the address of the Holder appearing on the books of the Company); specifying therein the amount of Warrant Shares to be exercised, (ii) payment of the aggregate Exercise Price of the shares thereby purchased by wire transfer or cashier’s check drawn on a United States bank, and (iii) if this Warrant is exercised in full, surrender of this Warrant to the Company.”
2. Net Share Settlement — “If at any time after one year from the date of issuance of this Warrant there is no effective Registration Statement registering or no current prospectus available for, the resale of the Warrant Shares by the Holder, then this Warrant may also be exercised at such time by means of a “cashless exercise”.”
In addition, the Warrant Agreement states, “Notwithstanding anything herein to the contrary, on the Termination Date, this Warrant shall be automatically exercised via cashless exercise”. The Termination Date is defined as,
This Warrant shall terminate (the “Termination Date”) at 5:00 p.m. Eastern Time on the earlier of (i) the three year anniversary of the Initial Exercise Date; and (ii) the day prior to the effective date of a transaction in which (A) the Company effects any merger or consolidation of the Company with or into another Person (other than a merger or reorganization involving only a change in the state of incorporation of the Company or the acquisition by the Company of other businesses where the Company survives as a going concern), (B) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property.
Based on the provisions from the Warrant Agreement outlined above, the Warrant Agreement expressly allows only physical settlement from issuance to the first anniversary date. If at the time of the first anniversary date, there is an effective Registration Statement, than physical settlement remains the only option for settlement until the Termination Date, when the Warrants must be settled by net share settlement. If at the time of the first anniversary date, there is not an effective Registration Statement, than the holder can choose between physical settlement or net share settlement until the Termination Date, when the Warrants must be settled by net share settlement.
Paragraph 17 of EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”) states,
The Task Force observed that if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Consequently, the derivative must be classified as an asset or a liability (subject to the transition guidance in this Issue) because share settlement is not within the company’s control.
The Warrant Agreement does not specify any circumstances under which net-cash settlement would be permitted or required but it does specify how the contract is to be settled in the event that the Company in unable to deliver registered shares. Therefore, net-cash settlement is not assumed and the Warrants are properly classified as equity under EITF 00-19.
We also note that the original Debenture offering was not part of a registered offering. We also point out that we have treated the registration rights agreement and liquidated damages features as separate derivative agreements from the warrants, with mark-to-market treatment on those features, while maintaining the warrants within equity.
Form 10-K for the year ended September 30, 2006
The company’s other Exchange Act filings including your annual report on Form 10-K should be revised as necessary to comply with prior comments and the above comments.
Company Response: Assuming that you concur with our position regarding the derivative security in issue, as discussed above, it is respectfully requested that in view of the changes made in the financial statements as a result of the staff’s comments, which the Company believes are not material, an amendment to the Form 10-K report for the year ended September 30, 2006 not be required.
Please feel free to contact the Company if you have any questions relating to the above.
Sincerely,

/s/ L. Robert Johnston, Jr.
L. Robert Johnston, Jr.
Chief Financial Officer

cc: William J. Schifino, Sr., Esq.